[AXA EQUITABLE LOGO]
1290 Avenue of the Americas
New York, NY  10104


                                                                      Dodie Kent
                                      Vice President & Associate General Counsel
                                                             212-314-3970 (Tel.)
                                                              212-314-3959 (Fax)

October 23, 2009

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. Sonny Oh - Staff Attorney
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE:      AXA Equitable Life Insurance Company
         Separate Account 49 of AXA Equitable Life Insurance Company Retirement Cornerstone(SM) Series
         Pre-effective Amendment No. 3 filed on Form N-4
         File Nos. 811-07659 and 333-160951

Dear Mr. Oh:

The purpose of this letter is to provide a supplemental response to the staff's comments on the Retirement Cornerstone Series prospectus and statement of additional information ("SAI"), as provided in your September 29, 2009 letter to our outside counsel, Christopher E. Palmer. We first set forth each specific staff comment that was not addressed in our letter dated October 15, 2009 and then provide our response. If applicable, we provide a page reference to revised disclosure in the prospectus that has been filed in Pre-effective Amendment No.
3. This letter represents the balance of our outstanding responses to the staff's September 29, 2009 comments.

As we noted in our October 15, 2009 letter to you, the contract offers more than 90 portfolios of more than 17 fund registrants. However, the portfolio line-up has not been finalized. Once it is finalized, we will identify each trust and portfolio on an inserted page following the cover page; complete the fee table and the expense examples; and include certain hypothetical illustrations. We will include this disclosure in the final prospectus. To the extent any of our outstanding comments pertained to portfolio-related disclosure, please consider this our collective response to those comments.

PROSPECTUS

COMMENT 1.e. Please explain to the staff the legal basis for providing multiple versions of the variable contract within a single registration statement.

Moreover, presuming the registrant is permitted to retain this format, please note that the prospectus should briefly disclose the reason for offering multiple versions including disclosure in the summary that the versions are identical except as noted in the summary and the reasons why a prospective owner might decide to choose one version over the others in the summary as well.

RESPONSE 1.e.

In addition to the response in our October 15, 2009 letter, we have added a summary to the prospectus on Page 10 that outlines the different versions of the contract and the reasons why a prospective owner might decide to choose one version over the other.

COMMENT 4.d.   Examples (page 15)


         4.d (iii) Please confirm the accuracy and disclose the basis for employing a Roll-up rate of 8% as stated in the last sentence of the second paragraph.

RESPONSE 4.d (iii)

We have deleted the last sentence and amended the penultimate sentence in the second paragraph leading into the Examples on Page 15. This is a revision to the disclosure that was provided in response to this comment in our October 15, 2009 letter. The deleted sentence indicated that the highest possible charges resulted from an Annual Roll-up rate of 8%. The Company reserves the right to declare an Annual Roll-up rate in excess of 8%. Because the "Greater of" death benefit and the GIB charges are based on their respective benefit bases, a higher Annual Roll-up rate would result in a larger benefit base. The same charge applied to a larger benefit base would result in higher expenses. However, since we cannot predict how high an Annual Roll-up rate might be, we have opted to base the Example on an 8% Annual Roll-up rate, which is the highest minimum Annual Roll-up rate. We believe this is a reasonable assumption for the purpose of the Example.

COMMENT 9.b. Please describe in detail (and preferably with an example) how the credit or a portion of the credit will be recovered in each applicable situation.

RESPONSE 9.b.

We have provided a series of examples on Page 45 of the prospectus as to how the Credit will be recovered in certain situations.

COMMENT 9.c. The second to last paragraph of the section states that credits are not considered to be contributions "for purposes of any discussion in this Prospectus." Please expand this discussion to address whether the credits are added to account value for purposes of assessing charges.

RESPONSE 9.c.

We have expanded the disclosure on Page 45 of the prospectus to describe how Credits are added to the contract account value and are subject to any charges that are assessed based on account value.

COMMENT 9.d. Please provide an example demonstrating how Excess Credit is recaptured.

RESPONSE 9.d.

We have provided an example of how an Excess Credit is recovered on Page 45 of the prospectus.

COMMENT 10. Guaranteed minimum death benefit and Guaranteed income benefit base (page 39)

COMMENT 10.b. To clarify how the Return of Principal Death Benefit operates, please provide an example of its calculation, including the effect of prior withdrawals. This will require describing in this section how the effect of a withdrawal on a benefit base is calculated.

Similarly, to avoid the multiple cross referencing required in comprehending the discussion of the roll up benefit basis, please provide a description of how "excess withdrawals" and withdrawal amounts are calculated and ensure that the examples intended to be provided in Appendix II as to the "greater of" death benefit bases demonstrate how these are calculated.

RESPONSE 10.b.

We have revised the disclosure to reflect the effect of withdrawals on the Guaranteed benefits. We have moved the subsection entitled "How withdrawals affect your Guaranteed benefits" from the "Accessing your money" section of the prospectus to the "Contract features and benefits" section on Page 47 of the prospectus. As the result of this change, we have revised several cross-references to this disclosure throughout the prospectus.

We have also included an example of how an excess withdrawal is calculated on Page 50 of the prospectus.

COMMENT 10.f. The prospectus indicates on page 41 in the last sentence of the first paragraph of the XC contract subsection that credit amounts transferred to the Guaranteed benefit account value become part of that account value but do not increase the GIB benefit base. Please reflect this exclusion in the earlier discussions as to how the various benefit bases are calculated. In addition, inasmuch as earnings on those credits would also have to be excluded, please clarify the mechanics of how you would track the exclusion of those earnings, including providing an example.

RESPONSE 10.f.

The fourth paragraph of the section entitled "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" on Page 46 of the prospectus discloses that amounts representing Credits are not included in the Guaranteed benefit bases. Earnings on amounts we Credit to a contract owner's account value are not excluded.

COMMENT 11.  Guaranteed income benefits (page 41)

COMMENT 11.a. This section describes several calculations, some of which can vary given the "greater of" nature of the GIB benefit base and other values. Please ensure that the forthcoming pre-effective amendment includes examples for each of the permutations described in this section, and that the prospectus provides a cross-reference at each description of a calculation to the specific example that demonstrates the calculation.

RESPONSE 11.a.

We have revised Appendix II of the prospectus to show how the various benefit bases under the contract are calculated and have provided several cross-references to Appendix II, where appropriate, throughout the prospectus.

COMMENT 11.e. The prospectus notes in the second paragraph of the Annual withdrawal amount section that the Annual withdrawal amount is calculated by using a GIB benefit base that subtracts contributions and transfer into the Guaranteed benefit investment options over the prior four years. However, the prospectus notes in the following paragraph that each contribution "has a five year waiting period before it is available to be withdrawn on a dollar for dollar basis." Please revise the prospectus to clarify this inconsistency. In addition, please clarify what a waiting period means when the GIB benefit base, using the annual ratchet method, could be an amount that has nothing to do with the contributions and transfers of the prior five (or four) years. Further, please include an example that demonstrates how the Annual withdrawal amount is calculated when an annual ratchet base amount from a period preceding the waiting period is used as the GIB benefit base.

RESPONSE 11.e.

In addition to the new disclosure we provided in our October 15, 2009 filing, we have now included an example on page 50 of the prospectus showing how the Annual withdrawal amount is calculated. Also, we have deleted all references to a waiting period throughout the prospectus and clarified that an Annual withdrawal amount is available starting in the sixth contract year, assuming the Guaranteed income benefit has been funded.

COMMENT 11.i. The third bullet on page 43 notes that a "pro rated" amount for contributions and transfers into the Guaranteed benefit investment options made during the contract year will be added to the Annual Roll up amount calculations at the end of the contract year. Please clarify the basis of the pro ration (e.g., an amount to reflect the duration of the year that the added amounts were in those options).

RESPONSE 11.i.

As we noted in our October 15, 2009 letter to you, the basis for the pro ration is to include a prorated Annual Roll-up amount for contributions and transfers made during the contract year preceding the contract date anniversary, which is the date on which the Annual Roll-up amount is determined. We have provided an example of how the Annual Roll-up amount is calculated on Page 50 of the prospectus.

COMMENT 11.k. Please reconcile the paragraph following item (iii) on page 41 with the second to last paragraph under "Annual Withdrawal amount" on page 42, i.e., should insert "following a contribution/transfer" in between "sixth contract year" and "and before" in the former to more accurately correspond to disclosure of latter.

RESPONSE 11.k.

Since our October 15, 2009 response, we have further revised the disclosure under "Annual withdrawal amount" on page 49 in the prospectus. The disclosure now reflects that the Annual withdrawal amount may be withdrawn beginning in the sixth contract year and not in the sixth contract year following a contribution or transfer.

COMMENT 12.  Lifetime GIP[B] payments (page 43)

COMMENT 12.a. As with the previous section please ensure that Appendix II includes an example to demonstrate the operation of each of the scenarios and alternative scenarios described in this section.

RESPONSE 12.a.

The hypothetical illustrations in Appendix III of the prospectus will contain examples of how Lifetime GIB payments work when: (i) a hypothetical Guaranteed benefit account value falls to zero, and (ii) a contract owner reaches age 95. Because we have not finalized the portfolio line-up and expenses, we have not included hypothetical illustrated values. We have also revised disclosure on Page 52 of the prospectus to clarify that regardless of what triggers the start of Lifetime GIB payments, the payment calculation is the same.

COMMENT 15.  Inherited IRA Beneficiary Continuation Contract (page 45)

It is entirely unclear exactly what is the purpose of a continuation contract in the contexts cited in the first and second paragraphs. It is unclear what are the circumstances under which the individuals cited as those who might choose such a contract would choose such contract. The section is replete with phrases that an investor would have such difficulty in understanding such as "chang[ing]" the funding vehicle that the deceased owner selected" and "not suitable for beneficiaries electing the `5-year rule.' "While the phrase "Inherited IRA" is defined earlier in the prospectus, it is missing from the list of phrases that have to be redefined for purposes of the discussion in the third paragraph of the subsection. The carefully prescribed sets of individuals to whom such a contract is available raise the question as to why the contract is not available outside the sets (e.g, spousal beneficiaries of deceased qualified plan participants, or beneficiaries of IRAs held with AXA). The ninth bullet on page 45 lists certain features missing from this contract relative to other contracts without being clear as to whether the contract has the other common features other than those listed. The last sentence of the third paragraph is a run on sentence, making unclear what is intended. Most importantly, this section is clearly intended to provide options to beneficiaries in complying with the tax code, but nowhere is there a suggestion to seek tax advice before taking any decisions. Please revise this section completely for plain English and to address the comments made above.

RESPONSE 15.

As suggested, we have revised the disclosure on Page 53 of the prospectus.

COMMENT 18.  Withdrawing your account value (page 52)

COMMENT 18.a. The prospectus describes on page 52 how payments under the maximum payment plan and the customized payment plan are calculated. Please ensure that Appendix II contains examples that demonstrate these calculations.

RESPONSE 18.a.

We have expanded the disclosure in this section on Pages 61 and 62 of the prospectus to include detailed information on the various types of payments that are available under the Automatic payment plans. Accordingly, we have included a new Appendix V to the prospectus to provide examples of the operation of the different payment variations available under both the Maximum payment plan and the Customized payment plan.

COMMENT 18.c. The prospectus states in the first paragraph of the substantially equal withdrawals subsection on page 53 that the substantially equal withdrawal option allows the investor to avoid the 10% tax penalty generally imposed on withdrawals from IRA contracts before age 59-1/2. In the automatic payment plans subsection, please clarify the extent to which withdrawals before 59-1/2 under automatic payment plans on similar contracts having GIBs are subject to this tax penalty.

RESPONSE 18.c.

If a contract owner has elected the Guaranteed income benefit option, substantially equal withdrawals are not available. We disclose this on Page 63 of the prospectus.

COMMENT 18.e. The prospectus notes in the second paragraph that the registrant will make an extra payment, if necessary to meet the RMD amount and that "[t]he combined Automatic payment plan and RMD payment will be not be treated as an Excess withdrawal, "if applicable." Please clarify the meaning of this phrase. In addition, the next sentence states that the additional payment reduces the roll up benefit base. Given that the GIB benefit base is a "greater of" base, please clarify with the staff why the additional payment reduces only the roll up benefit base and not both the roll up and the annual ratchet bases on a dollar for dollar basis. Please note that omitting the annual ratchet base suggests that that base would still, as suggested by the first sentence of the "How withdrawals affect your Guaranteed benefits subsection on page 55, be reduced pro-rata which could in turn reduce the GIB benefit base pro rata.

RESPONSE 18.e.

We have clarified the disclosure on Page 64 of the prospectus in response to this comment.

COMMENT 19.  Your annuity payout options (page 56)

COMMENT 19.c. The prospectus notes in the last paragraph on page 57 that where a withdrawal charge for converting balances to the Income Manager payout option is imposed, "the withdrawal charges under the Income Manager will apply." Please clarify how these charges differ from other withdrawal charges and revise both the fee table, if applicable, and the Charges and Expenses section to account for this charge.

RESPONSE 19.c.

The reference in the prospectus to "the withdrawal charges under the Income Manager" refers to charges under the Income Manager contract, not the Retirement Cornerstone contract described in the prospectus. The charges under the Income Manager contract are described in the prospectus for the Income Manager contract. We have clarified the disclosure on Page 67 of the prospectus to reflect that we are referring to a withdrawal charge under the Income Manger contract and to direct the reader to the Income Manager prospectus. Because the withdrawal charges are not charges under the Retirement Cornerstone contract, we have not added those charges to the fee table in the Retirement Cornerstone prospectus.

COMMENT 21.  Payment of Death Benefit (page 64)

COMMENT 21.a. The prospectus notes that certain parties may continue a contract following the death of the owner under either the spousal continuation option or the beneficiary continuation option. Please revise this section to highlight the differences between the two options, and what are the circumstances under which the party making the choice should choose one option over the other.

RESPONSE 21.a.

We have revised the disclosure accordingly on Page 77 of the prospectus.

COMMENT 21.b. Please ensure that all differences between continued contracts and the contracts described in the prospectus are outlined in this subsection.

RESPONSE 21.b.

All differences between continued contracts and the contracts described in the prospectus are outlined in this subsection.

COMMENT 21.c. Please consider relocating the Inherited IRA Continuation Contract subsection to a point after the continuation subsections described in this section.

RESPONSE 21.c.

We believe this subsection is more appropriately placed in its current section. The Inherited IRA Continuation contract is a new business contract that is continued with a death benefit that is not payable in connection with a Retirement Cornerstone contract. The continuation contracts described in this subsection are all contract continuation options in connection with the death of a Retirement Cornerstone contract owner.

COMMENT 22.  Tax information (page 68)

Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

RESPONSE 22.

We confirm that the disclosure is current and complies with the disclosure requirements of Item 12.

COMMENT 24. If applicable, please update "About legal proceedings" on page 82 as appropriate.

RESPONSE 24.

We confirm that the disclosure is current.


PART C

COMMENT 27.  Financial Statements, Exhibits, and Certain Other Information

COMMENT 27.a. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.


RESPONSE 27.a.

We have included financial statements, exhibits, and all other required disclosure in this pre-effective amendment.


********************************************************************************


Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with this filing.

                                                  Yours truly,


                                                  /s/ Dodie Kent
                                                  -----------------
                                                  Dodie Kent


Cc:  Christopher E. Palmer, Esq.